Exhibit 7.03

The Board of Directors

Simcere Pharmaceutical Group

No. 699-18 Xuan Wu Avenue

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

March 11, 2013

Dear Sirs:

Jinsheng Ren (“Mr. Ren”), New Good Management Limited (“NGM”), an investment vehicle controlled by Mr. Ren, and Assure Ahead Investments Limited, an investment vehicle controlled by Hony Capital, and its affiliates (together with Mr. Ren and NGM, the “Buyer Parties”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing two Shares) of Simcere Pharmaceutical Group (the “Company”), in both cases, that are not beneficially owned by the Buyer Parties (the “Acquisition”).

We believe that our proposal of US$4.78 per Share and US$9.56 per ADS in cash will provide an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20.1% to the Company’s closing price on March 8, 2013 and a premium of approximately 21.9% to the volume-weighted average price during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.     Buyer.  The Buyer Parties have entered into an agreement dated March 11, 2013 (the “Consortium Agreement”), pursuant to which the Buyer Parties will form an acquisition vehicle for the purpose of pursuing the Acquisition (“Acquisition Vehicle”), and the Buyer Parties will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2.     Purchase Price.  The Buyer Parties are prepared to pay for the Shares and ADSs acquired in the Acquisition at a price of US$4.78 per Share and US$9.56 per ADS, as the case may be, in cash.

3.     Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  We are confident that we will secure adequate financing to consummate the Acquisition.

4.     Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5.     Definitive Agreements.  We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transactions of this type.

6.     Confidentiality.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.  Please note that in order to comply with the United States securities laws requirements, the Buyer Parties will promptly disclose this proposal, as well as a copy of this proposal letter, in filings with the Securities and Exchange Commission on Schedule 13D.

7.     Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the Company’s Board of Directors will, through a committee of independent directors, evaluate the proposed Acquisition before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that the Buyer Parties and their affiliates do not already own, and that the Buyer Parties and their affiliates do not intend to sell their stake in the Company to a third party.

8.     Advisors.  The Buyer Parties have retained Cleary Gottlieb Steen & Hamilton LLP as U.S. legal counsel in connection with the Acquisition.

9.     No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Bing Yuan at +86 10 8265 5888.  We look forward to speaking with you.

Sincerely,

Jinsheng Ren

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Assure Ahead Investments Limited

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Proposal Letter

Signature Page